599 LEXINGTON AVENUE | NEW YORK | NY | 10022-6069
WWW.SHEARMAN.COM | T +1.212.848.4000 | F +1.212.848.7179
April 16, 2008
BY HAND AND EDGAR
Mr. John Reynolds
Assistant Director
Securities and Exchange Commission
Division of Corporation Finance
Mail Stop 3720
100 F Street, NE
Washington, D.C. 20549
Dr Pepper Snapple Group, Inc.
(formerly CSAB Inc.)
Registration Statement on Form 10
(File No. 001-33829)
Responses to SEC Comments to Amendment No. 2 filed on February 12, 2008 and Amendment No. 3 filed on March 20, 2008
Dear Mr. Reynolds:
     On behalf of Dr Pepper Snapple Group, Inc. (the “Company”), set forth below are the responses of the Company to the comments of the staff (the “Staff”) of the Securities and Exchange Commission (the “Commission”) telephonically communicated to the undersigned by Mr. Thomas Kluck on February 27, 2008 and received in your letter dated April 9, 2008, relating to the Company’s registration statement on Form 10 (File No. 001-33829) filed on November 13, 2007 (the “Registration Statement”) and amended on January 11, 2008, February 12, 2008 and March 20, 2008 (such second amendment, “Amendment No. 2” and such third amendment, “Amendment No. 3”), including the information statement attached thereto as Exhibit 99.1 (the “Information Statement”). Each Staff comment has been repeated below, for your convenience, and is followed by the Company’s response to that comment. Capitalized terms used but not defined herein have the meanings assigned to them in the Registration Statement.
     On March 24, 2008, we delivered for the Staff’s review copies of Amendment No. 3, including copies that were marked to show changes from Amendment No. 2. This letter should

Mr. John Reynolds
April 16, 2008

also be read in conjunction with the accompanying Amendment No. 4 to the Registration Statement (“Amendment No. 4”), which the Company filed with the Commission on the date hereof. In this letter, all page references set forth in the Company’s responses to the Staff’s comments refer to page numbers in Amendment No. 4. To assist the Staff in reviewing Amendment No. 4, we are delivering, by hand, a copy of this letter and eight bound copies of Amendment No. 4. Four of the copies of Amendment No. 4 have been marked to show changes from Amendment No. 3.
Comments to Amendment No. 2 Telephonically Communicated on February 27, 2008
Unaudited Pro Forma Combined Financial Data, page 31
1.	Please complete the pro forma financial statements and the related summary disclosures.

Response: The Company has completed the pro forma financial statements and the related summary disclosures in the section “Unaudited Pro Forma Combined Financial Data” beginning on page 32 of the Information Statement.

2.	Please tell us how CSAB’s note receivable from CSFPLC, and related interest income, will be affected by the separation, distribution and financing transactions. Provide any necessary pro forma adjustments.

Response: CSAB’s note receivable from CSFPLC will be settled at separation and interest income from such note receivable will cease at that point. The unaudited pro forma combined balance sheet on page 35 of the Information Statement reflects the pro forma adjustment for the settlement of the note receivable in adjustment (j). The unaudited pro forma combined statement of operations on page 34 of the Information Statement reflects the pro forma adjustment for the removal of the interest income from such note receivable in adjustment (a).

3.	Please disclose the transition services agreement in the notes to the pro forma financial data and the expected effects on the issuer following the separation, distribution and financing transactions. Provide any necessary pro forma adjustments.

Response: The Company respectfully advises the Staff that the transition services agreement is not final, and the scope of the services expected to be covered by the agreement continues to decrease as the Company and Cadbury Schweppes prepare for the separation of their organizations and to operate on a stand alone basis. The transition services agreement is expected to have an immaterial effect on the Company following the separation. For these reasons, no pro forma adjustments have been provided.

Mr. John Reynolds
April 16, 2008

Item 15 Exhibits
4.	Please clarify the relationship between the Company and CBI Holdings, Inc., which is party to the executive employment agreements filed as exhibits with Amendment No. 2. Define and describe such relationship, to the extent possible, in both these exhibits and the Information Statement.

Response: The Company was formed in October 2007 for the purpose of holding Cadbury Schweppes plc’s Americas Beverages business in connection with the separation and distribution and had no operations prior to the separation and distribution. Historically, executive employment agreements had been entered into with CBI Holdings, Inc. CBI Holdings, Inc. will be a wholly-owned subsidiary of the Company upon separation and is the United States legal entity in which United States corporate functions for Cadbury Schweppes plc’s Americas Beverages business were historically included. The Company has revised Item 15(b) and the Index to Exhibits in the Registration Statement and the disclosure in the Information Statement on page 110 to describe its relationship with CBI Holdings, Inc.

5.	Certain of the exhibits filed with Amendment No. 2 refer to schedules that have not been attached. Please re-file these exhibits with the schedules attached or confirm that the schedules are immaterial.

Response: We confirm that such schedules to the exhibits filed with Amendment No. 2 and Amendment No. 3 are immaterial and therefore are not required to be filed as exhibits pursuant to Item 601(b)(10) of Regulation S-K.
Comments to Amendment No. 3 Received in Letter Dated April 9, 2008
Unaudited Pro Forma Combined Financial Data, page 31
1.	Please expand pro forma adjustment (d) on page 36 to explain why the company will need to recognize $275 million in transferred deferred tax benefits upon separation when the company adopted FIN 48 on January 1, 2007.

Response: The Company has revised the disclosure in the Information Statement on page 37 in response to the Staff’s comment. The pro forma financial data in Amendment No. 3 showed a tax liability of $275 million. This was based on a preliminary calculation. That calculation has now been revised resulting in a change to the amount. Further, the reference to the tax indemnity of Cadbury Schweppes plc has been expanded to conform to the description contained in other parts of the Information Statement.

Mr. John Reynolds
April 16, 2008

2.	Please expand pro forma adjustment (l) on page 37 to disclose the nature and reasons for the acquisition of $310 million in intangible assets from Cadbury, and whether there will be any continuing effect from their amortization.

Response: The Company has revised the disclosure in the Information Statement on page 38 in response to the Staff’s comment. The Company further notes that it has adjusted the amount of the intangible asset purchase price for changes in the valuation that serves as a basis for determining such purchase price.
Report of Independent Registered Public Accounting Firm, page F-2
3.	Please revise to file a signed audit report.

Response: A signed audit report has been filed with Amendment No. 4.
* * *
     If you have any questions concerning the matter referred to in this letter, please call the undersigned at (212) 848-7325, or Lona Nallengara or Matthew F. Musselman of Shearman & Sterling LLP, at (212) 848-8414 and (212) 848-4798, respectively.
Very truly yours,
/s/ STEPHEN T. GIOVE
Stephen T. Giove

cc:	Ronald E. Alper Thomas Kluck (Securities and Exchange Commission)

Henry Udow, Chief Legal Officer and Company Secretary (Cadbury Schweppes plc)

John O. Stewart, Executive Vice President and Chief Financial Officer James L. Baldwin, Jr., Executive Vice President and General Counsel (Dr Pepper Snapple Group, Inc.)

Mr. John Reynolds
April 16, 2008

David Lefkowitz, Esq. (Weil, Gotshal & Manges LLP)

Daniel Berner (Deloitte & Touche LLP)